SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated December 5, 2025.

Buenos Aires, December 5, 2025.

Comisión Nacional de Valores (“CNV”)

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

A3 Mercados S.A. (“A3 Mercados”)

Maipú 1210

City of Buenos Aires

Ref.: Shale oil exports to ENAP

Ladies and Gentlemen,

We are writing to you in order to comply with the rules of the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

In this regard, we hereby inform that the Company, together with Vista Energy Lach S.A., Shell Argentina S.A., and Equinor Argentina SAU, have contracted with Empresa Nacional de Petróleo de Chile (ENAP) for the export of shale oil from the Vaca Muerta formation until June 2033. Attached is the press release in relation to the above-referenced matter.

The supply agreement between the Company and ENAP provides the export by YPF of an initial volume of unconventional oil of approximately 32,000 barrels per day, equivalent to 45.45% of the total volume of the agreement.

Sincerely,

Margarita Chun

Head of Market Relations

YPF S.A.

YPF, Vista, Shell Argentina and Equinor sign long-term crude oil export agreements with Enap

Buenos Aires, December 5, 2025 – YPF, Vista, Shell Argentina and Equinor have signed agreements with Enap, Chile’s National Petroleum Company, for the export of shale oil from Vaca Muerta. The agreements, valid until June 2033, include an initial combined volume of up to 70,000 barrels per day, which could generate estimated revenues of 12 billion dollars for the country over the term of the contracts.

The relationship with Enap has deepened in recent years following the rehabilitation of the Trasandino Pipeline (OTA) and the construction of the Vaca Muerta Norte Pipeline, key infrastructure to optimize crude evacuation to Chile and potentially to international markets via the Pacific.

Currently, 40% of exports from the Neuquén basin are transported through this system.

This agreement reflects the commitment of the leading companies in the sector to work collaboratively to boost production and exports, consolidating the country as a reliable energy supplier for various global markets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 5, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer